Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of MCG Capital Corporation.  The tender offer (as defined below) is made solely by the Offer to Purchase, dated November 3, 2014, and the related Letter of Transmittal, and any amendments or supplements thereto.  The tender offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which the making or acceptance of offers would not be in compliance with the laws of that jurisdiction.  If the Company (as defined below) becomes aware of any such jurisdiction where the making of the tender offer or the acceptance of shares pursuant to the tender offer is not in compliance with applicable law, the Company will make a good faith effort to comply with the applicable law. If, after such good faith effort, the Company cannot comply with the applicable law, the tender offer will not be made to (nor will tenders be accepted from or on behalf of) the stockholders residing in such jurisdiction. In any jurisdictions where the laws require that the tender offer be made by a licensed broker or dealer, the tender offer shall be deemed to be made on behalf of the Company by Merrill Lynch, Pierce, Fenner & Smith Incorporated, the Dealer Manager for the tender offer, or one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer to Purchase for Cash
by
MCG Capital Corporation
of
Up to $75,000,000 of its Common Stock
At a Purchase Price Not Less Than $3.25 and Not More Than $3.75 Per Share

MCG Capital Corporation, a Delaware corporation (the “Company”), is offering to purchase for cash up to $75.0 million of shares of its common stock, $0.01 par value per share, at a price not less than $3.25 and not more than $3.75 per share, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 3, 2014 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which collectively, as they may be amended or supplemented from time to time, constitute the tender offer).

THE TENDER OFFER, THE PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 3, 2014 (THE “EXPIRATION DATE”), UNLESS THE TENDER OFFER IS EXTENDED.

The tender offer is not conditioned upon any minimum number of shares being tendered.  The tender offer is, however, subject to other conditions described in the Offer to Purchase.

Upon the terms and subject to the conditions of this Offer to Purchase, including the provisions relating to “odd lot” priority, proration and conditional tenders described in this Offer to Purchase, the Company will determine a single per share price (the “Purchase Price”) that the Company will pay for shares properly tendered and not properly withdrawn from the tender offer, taking into account the total number of shares tendered and the prices specified by tendering stockholders.  The Company will select the lowest Purchase Price, not less than $3.25 and not more than $3.75 per share, that will allow it to purchase that number of shares having an aggregate purchase price of $75.0 million, or a lower amount depending on the number of shares properly tendered and not properly withdrawn pursuant to the tender offer. Upon the terms and subject to the conditions of the tender offer, if shares having an aggregate purchase price of less than $75.0 million are properly tendered and not properly withdrawn, the Company will buy all shares properly tendered and not properly withdrawn. If the conditions to the tender offer have been satisfied or waived and shares having an aggregate purchase price in excess of $75.0 million, measured at the maximum price at which such shares were properly tendered, have been properly tendered and not properly withdrawn prior to the Expiration Date, we will purchase shares properly tendered and not properly withdrawn on the basis set forth below:

•                  first, the Company will purchase all shares properly tendered by all holders of “odd lots” (as defined below) who:

1.              tender at or below the Purchase Price all shares owned beneficially or of record (partial tenders will not qualify for this preference); and

2.              complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery;

•                  second, subject to the conditional tender provisions described below, the Company will purchase all other shares properly tendered at or below the Purchase Price on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares, as described below; and

•                  third, if necessary to permit it to purchase shares having an aggregate purchase price of $75.0 million, shares conditionally tendered at or below the Purchase Price (for which the condition was not initially satisfied), will, to the extent feasible, be selected for purchase by random lot.  To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

All shares tendered and not purchased will be returned to stockholders promptly after the Expiration Date.

Assuming that the conditions to the tender offer are satisfied or waived and the tender offer is fully subscribed, if the Purchase Price per share is $3.25 the Company would purchase 23,076,923 shares and if the Purchase Price per share is $3.75 the Company would purchase 20,000,000 shares, representing approximately 53% and 46%, respectively, of its outstanding shares as of the date hereof.

The Company expressly reserves the right to extend the tender offer at any time and from time to time by oral or written notice to the Depositary (as defined in the Offer to Purchase) and by making a public announcement of such extension, in which event the term “Expiration Date” shall mean the latest time and date to which the tender offer, as so extended by the Company, shall expire.  During any such extension, all shares previously tendered and not properly withdrawn will remain subject to the tender offer and to the right of the tendering stockholder to withdraw such stockholder’s shares.

Stockholders wishing to tender their shares must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal. Stockholders wishing to tender their shares but who are unable to deliver them physically or by book-entry transfer prior to the Expiration Date, or who are unable to make delivery of all required documents to the Depositary prior to the Expiration Date, may tender their shares by complying with the procedures set forth in Section 3 of the Offer to Purchase for tendering by Notice of Guaranteed Delivery. The proration period is the period for accepting shares on a pro rata basis in the event that the tender offer is oversubscribed. The proration period will expire at the Expiration Date.

Tenders of shares made pursuant to the tender offer may be withdrawn at any time prior to the Expiration Date, and unless previously accepted for payment as provided in the Offer to Purchase, may be withdrawn after 12:00 A.M. Midnight, New York City time, on December 31, 2014.  To be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and must specify the name of the person who tendered the shares to be withdrawn, the number of shares to be withdrawn, and the name of the registered holder of the shares, if different from that of the person who tendered such shares.  If the shares to be withdrawn have been tendered by delivery of certificates, a signed notice of withdrawal with signatures guaranteed by an Eligible Institution (as defined in the Offer to Purchase), except in the case of shares tendered by an Eligible Institution, must be submitted prior to the release of such shares.  Any such notice must specify the name of the registered holder, if different from that of the tendering stockholder, and the serial numbers shown on the particular certificate evidencing the shares to be withdrawn.  In the case of shares tendered pursuant to the procedures for book-entry transfer, any such notice must specify the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn shares.

For purposes of the tender offer, the Company will be deemed to have accepted for payment shares that are properly tendered and not properly withdrawn, subject to the “odd lot” priority, proration and conditional tender provisions of the tender offer, only when, as and if the Company gives oral or written notice to the Depositary of its acceptance of the shares for payment pursuant to the tender offer.

Payment for shares tendered and accepted for payment pursuant to the tender offer will be made only after timely receipt by the Depositary of certificates for such shares or a timely confirmation of a book-entry transfer of such shares into the Depositary’s account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal with any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in connection with book-entry delivery, and any other documents required by the Letter of Transmittal.

The Company believes that the tender offer is a prudent and an effective way to provide value to its stockholders.  In particular, the tender offer represents a mechanism that will provide all stockholders with the opportunity to tender all or a portion of their shares.  Conversely, the tender offer also affords its stockholders the option not to participate.  In addition, the Company believes the tender offer provides its stockholders with an opportunity to obtain liquidity with respect to all or a portion of their shares, without potential disruption to the share price and the usual transaction costs associated with market sales, and that the repurchase of shares will be accretive to earnings per share and improve returns on equity.

The Company’s Board of Directors has approved the tender offer.  However, none of the Company, its Board of Directors, the Dealer Manager, the Depositary or the Information Agent makes any recommendation to any stockholder whether to tender or refrain from tendering any or all shares or as to the Purchase Price at which stockholders may choose to tender their shares.  Stockholders must make their own decision whether to tender shares and, if so, how many shares to tender and the price at which they will tender those shares.  None of the Company’s directors and executive officers will tender any of their shares in the tender offer.

The receipt of cash by stockholders for tendered shares purchased by the Company in the tender offer will generally be treated for U.S. federal income tax purposes either as a sale or exchange eligible for capital gain or loss treatment or a dividend.  Stockholders are strongly encouraged to read the Offer to Purchase for additional information regarding the U.S. federal income tax consequences of participating in the tender offer and to consult their tax advisors.

The information required to be delivered by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and the Schedule TO, both of which are incorporated herein by reference.

The Offer to Purchase and the Letter of Transmittal contain important information that should be read before any decision is made with respect to the tender offer.

Copies of the Offer to Purchase and the Letter of Transmittal are being mailed to record holders of shares.  Additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be obtained at the Company’s expense from the Information Agent at the address and telephone numbers set out below.  Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set out below.  Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the tender offer.

The Information Agent for the Tender Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

The Dealer Manager for the Tender Offer is:

BofA Merrill Lynch

Bank of America Tower
One Bryant Park
New York, New York 10036
(888) 803-9655 (Toll-Free)

November 3, 2014